Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo and Matthew Derby
Division of Corporation Finance
Office of Technology

Re:	Kyndryl Holdings LLC Amendment No. 2 to Draft Registration Statement on Form 10

Submitted August 31, 2021
CIK No. 0001867072

Dear Ms. Woo and Mr. Derby:

On behalf of Kyndryl Holdings, Inc., a Delaware corporation (the “Company” or “Kyndryl”), we hereby submit in electronic form the accompanying Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits, as originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on June 22, 2021.

The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated September 17, 2021 (the “Comment Letter”), and the inclusion of certain other information. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 2 to Draft Registration Statement on Form 10

Unaudited Pro Forma Condensed Combined Financial Statements, page 35

1.	In order for us to further evaluate your response to prior comment 2 related to adjustment (s), please quantify the amounts included in adjustment (s) that do not relate to the transition services agreement and tell us whether management believes such amounts are material.

The Company respectfully advises the Staff that the total amount of the pro forma adjustments provided in prior Note (s), now Note (t), to the unaudited pro forma condensed combined financial statements is $73 million and $36 million for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively. These adjustments consist of transition services agreements we intend to enter into with IBM. The amounts that do not relate to the transition services agreements are ($591) million and ($303) million for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively. Separately, other than the transition services agreements, we have removed the amounts previously presented as autonomous entity adjustments and we have provided a presentation of adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. If the Company decides to increase or reduce resource or invest more heavily in certain areas in the future, that will be part of its discretionary future decisions and have not been included in the management adjustments. This disclosure has been provided on page 47 of the unaudited pro forma condensed combined financial statements under Management Adjustments and provides additional detail regarding the nature and types of the adjustments.

Securities and Exchange Commission
Division of Corporation Finance
September 28, 2021

2.	We note your disclosure that receivables with extended payment terms were historically assigned to IBM's Global Financing business and as such, were not reflected on your historical balance sheet. Please clarify whether you will retain these receivables in the spin-off and if so, tell us how you contemplated the need for a pro forma adjustment to reflect such receivables. Alternatively, please revise the notes to the unaudited pro forma condensed combined financial statements to disclose the average balance of such receivables and any related interest income earned and clarify that such receivables have not been reflected in the pro forma financial statements. Refer to Article 11-02(a)(11) of Regulation S-X.

The Company respectfully advises the Staff that the Company will not retain these previously assigned receivables in the spin-off. In addition, the Company anticipates entering into a third-party arrangement to sell certain extended payment terms receivables in the future and, as a result, has not provided for a pro forma adjustment to reflect the retention of such receivables. Page 38 of the Information Statement provides further detail regarding these types of receivables and their anticipated future treatment.

3.	Please revise pro forma adjustment (e) to disclose the estimated useful life for the upgraded hardware and the total related depreciation expense that will be recognized in the future once IBM provides such hardware.

In response to the Staff’s comment, the Company has updated the disclosure in prior Note (e), now Note (f) on page 44 of the Information Statement to provide the requested information.

4.	Please tell us whether the $132 million of retention bonuses referenced in note (g) are included in the pro forma income statement adjustments and if so, revise to include a cross reference to the related adjustment. In this regard, tell us whether note (n) includes such costs. Also, revise note (n) to include a breakdown of the various costs that comprise the total $678 million and $6 million adjustment for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively.

The Company respectfully advises the Staff that the retention bonuses of $132 million are included in the unaudited pro forma condensed combined income statement within adjustment (o). In response to the Staff’s comment, the Company has revised the disclosure for prior Note (n), now Note (o) on page 45 of the Information Statement to include the breakdown of the transaction costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Information, page 81

5.	Please refer to prior comment 4. Disclosure indicates that you use the estimated value of signings, in part, to monitor the performance of the business, including the business’ ability to attract new customers and increase the scope to your existing customer base. As such, please revise to provide a quantified discussion of such breakdown as previously requested.

In response to the Staff’s comment, the Company has updated the disclosure on page 86 of the Information Statement to provide a quantification of signings between new and existing contracts.

Securities and Exchange Commission
Division of Corporation Finance
September 28, 2021

* * *

If you have any questions regarding the Registration Statement and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3025 or Alison Yara at (914) 499-5260.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Alison Yara, Vice President & Chief Accountant
Frank P. Sedlarcik, Vice President, Assistant General Counsel & Secretary
International Business Machines Corporation

Steven J. Williams
David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP